SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

TESORO CORPORATION
(Name of Subject Company)
TESORO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.16 2/3 per share
(Title of Class of Securities)
881609101
(CUSIP Number of Class of Securities)
Charles S. Parrish, Esq.
Tesoro Corporation
Senior Vice President, General Counsel and Secretary
300 Concord Plaza Drive
San Antonio, Texas 78216-6999
(210) 828-8484
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Charles L. Strauss, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney, Suite 5100
Houston, TX 77010
(713) 651-5151
and
John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Tesoro Corporation, a Delaware corporation (the “Company” or “Tesoro”), relating to the tender offer by Tracinda Corporation, a Nevada corporation (“Tracinda”), as disclosed in a Tender Offer Statement on Schedule TO filed by Tracinda (the “Schedule TO”) with the SEC on November 7, 2007, to purchase up to 21,875,000 shares of Common Stock at a purchase price of $64.00 per share, in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 2007, and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”).
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add, at the end of such subsection, the following information:
     On November 26, 2007, Tracinda issued a press release and filed an amendment to the Schedule TO concerning the adoption of a stockholder rights plan by Tesoro’s board of directors. Later that day, the Company distributed the following statement to wire services and certain other media outlets:
     “The board believes the rights plan is in the interest of all stockholders. The rights plan is designed to reduce the likelihood that a potential acquirer would gain control of Tesoro by open market accumulation or other coercive takeover tactics without paying a premium for all of the Company’s shares. The rights plan trigger of 20% is above the ownership level contemplated by Tracinda’s tender offer, does not otherwise interfere with the Tracinda tender offer and fully protects the ability of stockholders to freely vote or sell their shares.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit
Number	Description

(a)(5)*	Statement distributed to wire services and certain other media outlets on November 26, 2007

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Tesoro Corporation
By:	/s/ Charles S. Parrish
	Name:	Charles S. Parrish
	Title:	Senior Vice President, General Counsel and Secretary

Dated: November 26, 2007

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